HIGHLAND FUNDS II

300 Crescent Court, Suite 700

Dallas, Texas 75201

April 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Withdrawal of Highland Funds II Registration Statement on Form N-14

File No.: 333-235406

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Highland Funds II (the "Registrant") hereby respectfully requests the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form N-14 (File No. 333-235406) relating to the proposed reorganization of Highland Opportunistic Credit Fund, a series of Highland Funds I, with and into Highland Total Return Fund, a series of the Registrant, as filed with the Commission via EDGAR on December 6, 2019 (Accession No. 0001193125-19-308340), and amended by Pre-Effective Amendment No. 1 filed on December 23, 2019 (Accession No. 0001193125-19-322353) (together, the "Registration Statement").

The Registrant is making this application for withdrawal of the Registration Statement because, subsequent to filing of the Registration Statement, the Board of Trustees (the "Board") of Highlands Funds I, on behalf of its series the Highland Opportunistic Credit Fund, approved a plan to liquidate the Highland Opportunistic Credit Fund in an orderly manner. In approving the liquidation, the Board determined that the liquidation of the Highland Opportunistic Credit Fund is in the best interests of the fund and its shareholders. Notice was provided to shareholders of the Highland Opportunistic Credit Fund in a supplement to the fund's prospectus and statement of additional information filed March 18, 2020 (Accession No. 0001193125-20-077124).

The Registrant confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. It is our opinion that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Jon-Luc Dupuy at K&L Gates LLP, counsel to the Registrant, at (617) 261-3146.

Sincerely,

/s/ Lauren Thedford Lauren Thedford Secretary

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